EXHIBIT 99.1

Top Ships Announces Share Repurchase Program, Fleet Update and Estimate of Net Asset Value

ATHENS, Greece, Aug. 17, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NASDAQ: TOPS) (the “Company”) today announced a share repurchase program and fleet update.

Share Repurchase Program

The Company’s Board of Directors (the “Board”) today authorized a share repurchase program under which the Company may repurchase up to $5.1m of its outstanding common shares, representing approximately 10% of the Company’s market capitalization as of August 14, 2020, for a period of three months (the “Repurchase Program”). The Board will periodically review the Company’s Repurchase Program, and may decide to extend its term or increase the authorized amount, by another 10% to 15%, that may be repurchased thereunder.

Under the Repurchase Program, the Company may repurchase common shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended, and pursuant to a trading plan adopted in accordance with Rule 10b5‐1 of the Securities Exchange Act of 1934.

The specific timing and amount of repurchases, if any, will be at the discretion of the Company’s management team, and will depend upon a variety of factors, including market conditions, regulatory requirements, capital allocation alternatives, and other corporate considerations.  The Company is not obligated under the program to purchase any common shares. The repurchase program may be suspended or discontinued at any time.

Fleet Update

Fleet Profile	As of August 17, 2020, our fleet consisted of ten 50,000 dwt product/chemical tankers, out of which 2 are owned 50%, and two 159,000 dwt suezmax tankers. We also have newbuilding contracts for the construction of three scrubber-fitted 50,000 dwt product/chemical tankers and, and two scrubber-fitted suezmax tankers. Our newbuilding vessels are expected to be delivered to us during the first half of 2021. Following the delivery of our last newbuilding, our fleet will consist of 15 vessels with an average age of 2.3 years (with 2 vessels 50% owned).

All of our vessels are of eco design and are built in shipyards of the Hyundai group, currently the largest shipbuilder in the world. In addition, all of the vessels in our fleet, including our newbuildings, are of very high specification and include enhancements in the hull, propellers and other parts of the vessel to decrease fuel consumption and reduce emissions. Furthermore, all of our vessels are fitted with ballast water treatment equipment and seven of our operating vessels have scrubbers installed and all of our newbuildings will be fitted with scrubbers.

Charter Coverage	As of June 30, 2020, all of the vessels in our fleet (including newbuilding vessels but excluding joint venture vessels) are employed on time charters with fixed terms, representing contracted future revenue of $273m excluding options to extend. Our customers include national, regional and international companies.

Net Asset Value	Management estimates the company’s NAV to be $180 million. This translates into an NAV of $4.52 per share (based on number of common shares currently outstanding) and $3.55 per share (on a fully diluted basis - assuming exercise of Series B warrants and conversion of convertible loan).

About TOP Ships Inc.

TOPS is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org